SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

___________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934



Ithaca Industries, Inc.
----------------------------------
(NAME OF ISSUER)


Common Stock, Par Value $0.01 Per Share
----------------------------------
(TITLE OF CLASS OF SECURITIES)


465679108
----------------------------------
(CUSIP NUMBER)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
          [x]  Rule 13d-1(b)
          [  ]  Rule 13d-(c)
          [  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 465679108

1.  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Pacholder Associates, Inc.                   31-1089398

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)   [  ]
        (b)   [  ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Ohio

5.  SOLE VOTING POWER

       764,400

6.  SHARED VOTING POWER

        - 0 -

7.  SOLE DISPOSITIVE POWER

        764,400

8  SHARED DISPOSITIVE POWER

        - 0 -

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        764,400

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                        [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.6%

12.  TYPE OF REPORTING PERSON*

        IA

     This Schedule 13-G is filed by Pacholder Associates, Inc. ("PAI").

Item 1:  (a)  Name of Issuer:  Ithaca Industries, Inc.

             (b)  Address of issuer's principal executive offices:

                      Ithaca Industries, Inc.
                      Highway 268 West
                      P.O. Box 620
                      Wilkesboro, NC  28697

Item 2.  (a)  Name of person filing:  Pacholder Associates, Inc.

             (b)  Address of principal business office:

                      8044 Montgomery Road, Suite 382
                      Cincinnati, OH 45236

            (c)  Citizenship:  Ohio

            (d)  Title of class of securities:  Common Stock

            (e)  Cusip No.:  465679108

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

             (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

             (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C 78c);

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
          Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [  ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to section 240.13d-1(c), check this box [ ].

Item 4.  (a)  Amount beneficially owned:  764,400

             (b)  Percent of class:  7.6%

             (c)  (i)  sole power to vote:             764,400
                   (ii)  shared power to vote:        0
                   (iii)  sole power to dispose:      764,400
                   (iv)  shared power to dispose:  0

Item 5.  Ownership of five percent or less of a class:  Not Applicable

Item 6.  Ownership of more than five percent on behalf of another person:

Partnerships managed on a discretionary basis by Pacholder Associates, Inc. are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such partnership holds more than five percent of the class.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company: Not Applicable

Item 8.  Identification and classification of members of the group:  Not
Applicable

Item 9.  Notice of dissolution of the group:  Not Applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Pacholder Associates, Inc.


                             April 23, 1998
                             Date


                             /s/ Thomas M. Barnhart, II
                             Signature


                             Sr. Vice President & Assoc. Gen. Counsel
                             Title